UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On July 12, 2023, Farmmi, Inc. (“Farmmi” or the “Registrant”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”), pursuant to which the Registrant agreed to issue and sell to the Purchasers and the Purchasers agreed to purchase from the Registrant, an aggregate of 21,052,632 ordinary shares (the “Shares”), par value $0.025 per share of the Registrant, at a price of $0.38 per share for aggregate gross proceeds of 8,000,000.0 (the “Transaction”).

The Shares were sold in transactions exempt from registration under the Securities Act of 1933, as amended, in reliance on Regulation S thereunder. Each Purchaser understands that the Shares have not been registered under the Securities Act. Such Purchaser will not sell or otherwise dispose of the Shares without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom. No placement agent was involved in the private placement.

On July 18, 2023, Farmmi closed the Transaction. The Registrant will use the net proceeds from this offering for working capital and general corporate purposes. There are 46,504,356 ordinary shares outstanding after the issuance of the Shares purchased.

A copy of the Securities Purchase Agreement is attached as exhibit 10.1 to this report and is incorporated herein by reference. The foregoing summary of the Securities Purchase Agreement is qualified in its entirety by reference to such exhibit.

On July 19, 2023, the Company issued a press release announcing the closing of the Transaction. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement, dated July 12, 2023, by and among Farmmi, Inc. and the Purchasers.
99.1	Press Release dated July 19, 2023

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: July 19, 2023	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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